Name of Registrant: Caterpillar Inc.
Name of persons relying on exemption: California Public Employees Retirement System (CalPERS)
Address of persons relying on exemption: 400 Q Street, Sacramento, CA  95811

May 27, 2020

Dear Caterpillar Inc. Shareowner:

Support Proposal #4 Requesting Improved Disclosure of Lobbying Activities

CalPERS is the largest state public pension fund in the United States with nearly $400 billion1 in total assets under management, and a long-term owner of over 1.2 million shares in Caterpillar.

We are voting in support of proposal #4 (filed by Fonds de solidarite des travailleurs du Quebec and four co-filers) requesting for improved transparency of lobbying activities. We urge shareowners to also vote FOR this important proposal at the company’s June 10th, 2020 annual meeting of shareowners.

Vote FOR Improved Disclosure of Lobbying Activities

We believe that shareowners would benefit from improved disclosure of the company’s lobbying activities. In our view, improved disclosure would allow shareowners to better assess the risks and benefits associated with such spending.

Specifically, proposal #4 is asking for annual reporting that includes the following:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.	Payments by Caterpillar used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.	Caterpillar’s membership in payments to any tax-exempt organization that writes and endorses model legislation.

4.	Description of management’s and the Board’s decision-making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a “grassroots lobbying communication” is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. “Indirect lobbying” is lobbying engaged in by a trade association or other organization of which Caterpillar is a member. Both “direct and indirect lobbying” and “grassroots lobbying communications” include efforts at the local, state and federal levels.

1CalPERS total assets under management at year end December 31, 2019.

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of mail and telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card.

Name of Registrant: Caterpillar Inc.
Name of persons relying on exemption: California Public Employees Retirement System (CalPERS)
Address of persons relying on exemption: 400 Q Street, Sacramento, CA  95811

Vote FOR Shareowner Proposal #4

As a significant investor in Caterpillar, we encourage shareowners to support proposal #4. We believe that improved disclosure of the company’s lobbying activities would allow shareowners to better assess the risks and benefits associated with such spending.

For questions please contact Craig Rhines, CalPERS Associate Investment Manager at engagements@calpers.ca.gov.

Thank you for your support.

Sincerely,
SIMISO NZIMA
Investment Director, Global Equity
CalPERS Investment Office

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of mail and telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card.